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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PZENA FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

320 Park Avenue, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica Doran	(212) 583-1304	doran@pzena.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jessica Doran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pzena Financial Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Jessica Doran

Title: Principal Financial i Operations Officer

Notary Public

James M. Krebs
Notary Public, State of New York
Registration # 01KR6046151
Qualified in Westchester County
Commission Expires August 7, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PZENA FINANCIAL SERVICES, LLC
(A DELAWARE Limited Liability Company)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm Thereon

PZENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Managing Member of Pzena Financial Services, LLC and Shareholder:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pzena Financial Services, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation of Determination of Reserve and Information for Possession or Control Requirements under Rule 15c3-3 as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2022

We have served as the Company's auditor since 2017.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021
(in thousands)

ASSETS

Cash	$	602
Receivable from Related Party, Net		65
Deferred Tax Asset		6
TOTAL ASSETS	$	673

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	182
TOTAL LIABILITIES		182

Commitments and Contingencies (See Note 4)

Equity:

Member's Equity		251
Undistributed Earnings		240
TOTAL MEMBER'S EQUITY		491
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	673

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2021

(in thousands)

MARKETING AND PLACEMENT FEES	$	3,829
OPERATING EXPENSES		
Compensation and Benefits Expense		2,369
General and Administrative Expense		1,364
TOTAL EXPENSES		3,733
OTHER INCOME		
Interest Income		1
Net Income Before Income Taxes		97
Income Tax Expense		69
Net Income	$	28

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2021
(in thousands)

	Member's Equity	Undistributed Earnings	Total
Balance at December 31, 2020	$ 251	$ 212	$ 463
Net Income	-	28	28
Balance at December 31, 2021	$ 251	$ 240	$ 491

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021
(in thousands)

OPERATING ACTIVITIES

Net Income	$	28
Adjustments to Reconcile Net Income to Cash Provided by/ (used in) Operating Activities:		
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses		35
Receivable from Related Party, Net		(26)
Net Cash Provided by Operating Activities		**37**
NET CHANGE IN CASH	$	**37**
CASH - December 31, 2020	$	**565**
Net Change in Cash		37
CASH - December 31, 2021	$	**602**

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2021

Note 1—Organization

Pzena Financial Services, LLC ("PFS" or "the Company"), was formed as a limited liability company under the laws of the State of Delaware on October 15, 2013. The Company is a wholly owned subsidiary of Pzena Investment Management, LLC ("PIM" or "the Investment Advisor"), an investment advisor which is registered under the Investment Advisors Act of 1940 and is headquartered in New York, New York. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent of private placement vehicles managed by the Investment Advisor as well as assist the Investment Advisor in establishing distribution channels with other broker-dealers and institutions who will directly market certain registered investment companies to the public. The Company is registered under the applicable state law and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company commenced operations pursuant to its FINRA Membership Agreement on July 21, 2014.

Note 2—Significant Accounting Policies

Basis of Presentation:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Management's Use of Estimates:

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Revenue Recognition:

Revenue is comprised of fees from marketing and placement services ("Marketing and Placement Fees") performed by the Company as outlined in the marketing agreement ("Marketing Agreement") entered into with the Investment Advisor. Revenue is recognized when it is earned in accordance with the Marketing Agreement. Placement Fees of 0.06% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero.

Revenue from fees is disaggregated by marketing and placement services for the year ended December 31, 2021 as follows:

Marketing Services Fees	$	3,607
Placement Services Fees		222
Total Revenue	$	3,829

Cash:

The Company maintains its cash in bank deposit and other accounts whose balances may exceed federally insured limits.

Accounts Payable and Accrued Expenses:

Accounts Payable and Accrued Expenses are comprised of amounts related to employee commissions, taxes, and audit fees accrued but not yet paid.

Employee Costs – Commission:

Commissions to registered representatives for services performed during the year are recognized as accrued expenses on the statement of financial condition with a corresponding expense on the statement of operations.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

Facilities:

Payments as outlined in the space-sharing agreement between the Company and the Investment Advisor are recognized as an expense in the statement of operations over the period of the agreement.

Income Taxes:

The Company is a limited liability company that is a disregarded entity for tax purposes and files consolidated returns with the Investment Advisor. The Investment Advisor is a limited liability company that has elected to be treated as a partnership for tax purposes. It does not make a provision for federal or state income taxes because it is the individual responsibility of the Investment Advisor's members to separately report their proportionate share of the Company's taxable income or loss. The Investment Advisor makes a provision for New York City Unincorporated Business Tax ("UBT"). Pursuant to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, the Company has elected to recognize its income tax expense using the pro rata allocation methodology reflecting current and deferred income taxes based on the pro rata contribution to the consolidated tax expense or benefit. The Company has made a provision for New York City UBT.

The Company accounts for income taxes pursuant to the asset and liability method in accordance with the FASB ASC 740. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The Company records its deferred tax asset on the statement of financial condition.

Uncertainty in income tax positions is accounted for by recognizing in the financial statements the benefit of a tax position when it is more-likely-than-not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2021, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Investment Advisor is generally no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for any year prior to 2018. All tax years subsequent to, and including, 2018 are considered open and subject to examination by tax authorities.

The *Income Taxes Topic* of the FASB ASC establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements.

Note 3—Related Party Transactions

Marketing and Placement Fees

Pursuant to the Marketing Agreement between the Company and the Investment Advisor, Marketing and Placement Fees are earned by the Company for marketing and marketing support services. Placement Fees of 0.06% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing

Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero. The Company received Marketing Fees and Placement Fees in the amount of $3,607 thousand and $222 thousand, respectively, for the year ended December 31, 2021.

Expense Allocation

Pursuant to a service agreement (the Management and Expense Sharing Agreement) between the Company and the Investment Advisor, the Investment Advisor may provide administrative assistance to the Company, including but not limited to accounting, administrative, personnel-related, technology, occupancy, and any reasonable services requested by the Company to the Investment Advisor, which is billed to the Company per the terms of the Management and Expense Sharing Agreement. Such services are generally billed based on time spent on broker dealer activities by employees of the Investment Advisor. During the year ended December 31, 2021, the Company recognized $3,556 thousand of operating expenses for services provided by the Investment Advisor.

Receivable from Related Party

The Company has receivables due from and payables due to the Investment Advisor associated with its Marketing and Placement Fees, and Expense Allocation, respectively. The Company also reflects payables due to the Investment Advisor associated with any expenses of the Company paid for by the Investment Advisor. The net amount of these receivables and payables due to/from the Investment Advisor is recorded as a Receivable from Related Party, Net on the statement of financial condition. The details of Receivable from Related Party, Net for the year ended December 31, 2021 are as follows (in thousands):

	As of December 31, 2021
	(in thousands)
Receivables from Related Party	$ 1,194
Payables to Related Party	(1,130)
Total Receivable from Related Party, Net	$ 65

Note 4—Commitments and Contingencies: Indemnifications

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in the *Guarantees Topic* of the FASB ASC, the Company's estimate of the value of such guarantees is de minimis, and, therefore, no accrual has been made in the financial statements.

Note 5—Commitments and Contingencies: Lease

The Company shares office space under a cancelable Space-Sharing Agreement between the Company and the Investment Advisor, which expires when terminated by either party as set forth in the agreement or upon expiration of the Investment Advisor's lease for the space. The Space-Sharing Agreement may be amended from time to time to reflect increases in operating expenses.

Lease expenses paid to the Investment Advisor under this agreement for the year ended December 31, 2021 was $12 thousand and is included in General and Administrative Expense.

Note 6—Income Taxes

The components of income tax expense for New York City UBT for the year ended December 31, 2021 are as follows (in thousands):

Current Taxes	$	69
Deferred Taxes		-
Total Income Tax Expense	$	69

The New York City Unincorporated Business Tax imposes a 4% tax on the Company's allocable New York City taxable income. The effective tax rate reflected in the provision for income taxes reported for financial reporting purposes for the year ended December 31, 2021 is 71.4%. The variance between the effective tax rate and the statutory rate of 4% represents the effect of certain permanently non-deductible expenses.

Note 7—Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of July 21, 2014, FINRA approved the Company maintain a minimum net capital requirement of $5 thousand. As of December 31, 2021, the Company's net capital requirement was $12 thousand pursuant to SEA Rule 15c3-1(a)(1)(i) (the Aggregate Indebtedness Standard). The Company's net capital requirement is computed as 6-2/3% of the Company's aggregate indebtedness which is equivalent to the Company's total liabilities. As of December 31, 2021, the Company had net capital of $420 thousand.

Note 8—Subsequent Events

As required by the *Subsequent Events Topic* of the FASB ASC, the Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2022, the date the financial statements were issued. There were no subsequent events that necessitated disclosure and/or adjustments to the financial statements.

PZENA FINANCIAL SERVICES, LLC

**COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2021
(in thousands)

NET CAPITAL

Total Member's Equity	$	491
Deductions and/or charges:		
Receivables and other assets		(71)
NET CAPITAL	$	420

COMPUTATION OF NET CAPITAL REQUIREMENT

Total Net Capital Requirement	$	12
Excess Net Capital	$	408

There are no material differences between the above computations and that reported in the unaudited Amended Form X-17A-5 FOCUS Report as of December 31, 2021

See accompanying Report of Independent Registered Public Accounting Firm

PZENA FINANCIAL SERVICES, LLC

COMPUTATION OF DETERMINATION OF RESERVE AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2021

STATEMENT OF EXEMPTION

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a marketing agent for private placements and (2) seeking mutual fund distribution channels for funds managed by an affiliate, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

See accompanying Report of Independent Registered Public Accounting Firm